UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 1, 2017 (January 27, 2017)



PEOPLES BANCORP INC.

(Exact name of Registrant as specified in its charter)

Ohio	0-16772	31-0987416
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

138 Putnam Street, PO Box 738	
Marietta, Ohio	45750-0738
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (740) 373-3155

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On January 27, 2017, management of Peoples Bancorp Inc. ("Peoples") conducted a facilitated conference call at approximately 10:00 a.m., Eastern Daylight Time, to discuss results of operations for the quarter and year ended December 31, 2016. A replay of the conference call audio will be available on Peoples' website, www.peoplesbancorp.com, in the "Investor Relations" section for one year. A copy of the transcript of the conference call is included as Exhibit 99 to this Current Report on Form 8-K.

The information contained in this Item 2.02 and Exhibit 99 included with this Current Report on Form 8-K, is being furnished pursuant to Item 2.02 and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section, nor shall such information be deemed to be incorporated by reference in any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise stated in such filing.

During the conference call, management referred to non-Generally Accepted Accounting Principles ("GAAP") financial measures that are used by management to provide information useful to investors in understanding Peoples' operating performance and trends, and to facilitate comparisons with the performance of Peoples' peers. The following tables show the differences between the non-GAAP financial measures referred to during the conference call and the most directly comparable GAAP-based financial measures.

NON-GAAP FINANCIAL MEASURES

(in $000's)	Three Months Ended December 31, 2016		Three Months Ended September 30, 2016		Three Months Ended December 31, 2015		Year Ended December 31, 2016		Year Ended December 31, 2015
Core non-interest income:									
Total non-interest income	$	12,111	$	13,538	$	12,101	$	51,070	$	47,441
Plus: System upgrade revenue waived		85		—		—		85		—
Core non-interest income	$	12,196	$	13,538	$	12,101	$	51,155	$	47,441

(in $000's)	Three Months Ended December 31, 2016		Three Months Ended September 30, 2016		Three Months Ended December 31, 2015		Year Ended December 31, 2016		Year Ended December 31, 2015
Core non-interest expenses:									
Total non-interest expense	$	27,282	$	26,842	$	27,277	$	106,911	$	115,081
Less: System upgrade costs		746		423		—		1,259		—
Less: acquisition-related costs		—		—		838		—		10,722
Less: pension settlement charges		—		—		5		—		459
Less: other non-core charges		—		—		407		—		592
Core non-interest expenses	$	26,536	$	26,419	$	26,027	$	105,652	$	103,308

(in $000's)	Three Months Ended December 31, 2016		Three Months Ended September 30, 2016		Three Months Ended December 31, 2015		Year Ended December 31, 2016	Year Ended December 31, 2015
Efficiency ratio:								
Total non-interest expense	$	27,282	$	26,842	$	27,277	$ 106,911	$ 115,081
Less: Amortization of other intangible assets		1,007		1,008		1,133	4,030	4,077
Adjusted non-interest expense		26,275		25,834		26,144	102,881	111,004
Total non-interest income		12,111		13,538		12,101	51,070	47,441
Net interest income		26,667		26,123		25,864	104,865	97,612
Add: Fully tax-equivalent adjustment		517		497		515	2,027	1,978
Net interest income on a fully taxable-equivalent basis		27,184		26,620		26,379	106,892	99,590
Adjusted revenue	$	39,295	$	40,158	$	38,480	$ 157,962	$ 147,031
Efficiency ratio		66.87%		64.33%		67.94%	65.13%	75.50%
Efficiency ratio adjusted for non-core items:								
Core non-interest expenses	$	26,536	$	26,419	$	26,027	$ 105,652	$ 103,308
Less: Amortization of other intangible assets		1,007		1,008		1,133	4,030	4,077
Adjusted non-interest expense		25,529		25,411		24,894	101,622	99,231
Core non-interest income	$	12,196	$	13,538	$	12,101	$ 51,155	$ 47,441
Net interest income on a fully taxable-equivalent basis		27,184		26,620		26,379	106,892	99,590
Adjusted core revenue	$	39,380	$	40,158	$	38,480	$ 158,047	$ 147,031
Efficiency ratio adjusted for non-core items		64.83%		63.28%		64.69%	64.30%	67.49%

(in $000's)	At or For the Three Months Ended									
		December 31, 2016		September 30, 2016		June 30, 2016		March 31, 2016		December 31, 2015
Tangible Equity:										
Total stockholders' equity, as reported	$	435,261	$	440,637	$	437,753	$	428,486	$	419,789
Less: goodwill and other intangible assets		146,018		147,005		147,971		148,997		149,617
Tangible equity	$	289,243	$	293,632	$	289,782	$	279,489	$	270,172
Tangible Assets:										
Total assets, as reported	$	3,432,348	$	3,363,585	$	3,333,455	$	3,294,929	$	3,258,970
Less: goodwill and other intangible assets		146,018		147,005		147,971		148,997		149,617
Tangible assets	$	3,286,330	$	3,216,580	$	3,185,484	$	3,145,932	$	3,109,353
Tangible Book Value per Common Share:										
Tangible equity	$	289,243	$	293,632	$	289,782	$	279,489	$	270,172
Common shares outstanding		18,200,067		18,195,986		18,185,708		18,157,932		18,404,864
Tangible book value per common share	$	15.89	$	16.14	$	15.93	$	15.39	$	14.68
Tangible Equity to Tangible Assets Ratio:										
Tangible equity	$	289,243	$	293,632	$	289,782	$	279,489	$	270,172
Tangible assets	$	3,286,330	$	3,216,580	$	3,185,484	$	3,145,932	$	3,109,353
Tangible equity to tangible assets		8.80%		9.13%		9.10%		8.88%		8.69%

(in $000's)	Three Months Ended						Year Ended December 31,			
		December 31, 2016		September 30, 2016		December 31, 2015		2016		2015
Pre-Provision Net Revenue:										
Income before income taxes	$	10,744	$	11,448	$	3,008	$	45,282	$	14,816
Add: provision for loan losses		711		1,146		7,238		3,539		14,097
Add: net loss on debt extinguishment		—		—		—		707		520
Add: net loss on loans held-for-sale and OREO		33		—		397		34		529
Add: net loss on securities transactions		—		1		—		—		—
Add: net loss on other assets		76		224		100		427		739
Less: net gain on securities transactions		68		—		56		930		729
Less: net gain on other assets				—		—		35		—
Pre-provision net revenue	$	11,496	$	12,819	$	10,687	$	49,024	$	29,972
Pre-provision net revenue	$	11,496	$	12,819	$	10,687	$	49,024	$	29,972
Total average assets		3,386,519		3,324,636		3,240,604		3,320,447		3,111,853
Pre-provision net revenue to total average assets (annualized)		1.35%		1.53%		1.31%		1.48%		0.96%

Item 7.01   Regulation FD Disclosure

From time-to-time between February 1, 2017 and March 31, 2017, the management team of Peoples Bancorp Inc. ("Peoples"), including the President and Chief Executive Officer, and the Executive Vice President, Chief Financial Officer and Treasurer, intend to conduct one or more meetings with investors and analysts. These individuals intend to use an investor presentation containing financial data and other information regarding Peoples to assist the investors and analysts with their understanding of the business and financial performance of Peoples. A copy of the investor presentation is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Current Report on Form 8-K is being furnished under Item 7.01 and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits

a) - c)
Not applicable.

d) Exhibits
See Index to Exhibits below.

Safe Harbor Statement

This Current Report on Form 8-K and the investor presentation included as Exhibit 99.1 contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples.

Peoples encourages readers of this Current Report on Form 8-K to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Further, the information contained in this Current Report on Form 8-K and the investor presentation included as Exhibit 99.1 hereto should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2015 ("Peoples' 2015 Form 10-K") and Current Report on Form 8-K issued on January 27, 2017, filed with the Securities and Exchange Commission ("SEC") and available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Readers are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2015 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part I, Item 1A. As such, actual results could differ materially from those contemplated by forward-looking statements made in this Current Report on Form 8-K and the investor presentation included as Exhibit 99 hereto. Management believes the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES BANCORP INC.

Date: February 1, 2017   **By:/s/**   JOHN C. ROGERS

John C. Rogers

Executive Vice President,
Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit Number	Description
99	Transcript of conference call conducted by management of Peoples Bancorp Inc. on January 27, 2017 to discuss results of operations for the quarter and year ended December 31, 2016
99.1	February 2017 Investor Presentation

* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedules or exhibits will be furnished supplementally to the SEC upon its request.

Company Representatives:
  Chuck Sulerzyski; President & CEO
  John Rogers; EVP, CFO & Treasurer

Analysts:
  Scott Siefers; Sandler O'Neill + Partners
  Kevin Fitzsimmons; Hovde Group
  Michael Perito; Keefe, Bruyette & Woods
  Daniel Cardenas; Raymond James & Associates

Presentation

Operator: Good morning, and welcome to Peoples Bancorp conference call. My name is Daniel and I will be your conference facilitator today. Today's call will cover a discussion of the results of operations for the quarter and fiscal year ended December 31, 2016.

(Operator Instructions)

This call is also being recorded. If you object to the recording, please disconnect at this time.

Please be advised that the commentary in this call will contain projections or other forward-looking statements regarding Peoples' future financial performance or future events. These statements are based on Management's current expectations. The statements in this call which are not historical fact are forward-looking statements and involve a number of risks and uncertainties detailed in Peoples' Securities and Exchange Commission filings.

These include, but are not limited to, Peoples' ability to leverage the system upgrade without complications or difficulties; the success, impact and timing of the implementation of Peoples' business strategies, including the system upgrade; the successful integration of acquisitions; and the expansion of consumer lending activity; the competitive nature of the financial services industry; changes in the interest rate environment; uncertainty regarding the nature, timing, and effect of federal and/or state banking, insurance and tax regulations; and changes in economic conditions and/or activities.

Management believes the forward-looking statements made during this call are based on reasonable assumptions within the bounds of their knowledge of Peoples' business and operation. However, it is possible actual results may differ materially from these forward-looking statements.

Peoples disclaims any responsibility to update these forward-looking statements after this call except as may be required by applicable legal requirements. Peoples' fourth-quarter 2016 earnings release was issued this morning and is available at peoplesbancorp.com under the Investor Relations tab.

A reconciliation of the non-GAAP financial measures discussed during this call to the most directly comparable GAAP financial measures is included at the end of the earnings release.

This call will include about 15 to 20 minutes of prepared commentary followed by a question-and-answer period, which I will facilitate. An archived webcast of this call will be available on peoplesbancorp.com in the Investor Relations section for one year.

Participants in today's call will be Chuck Sulerzyski, President and Chief Executive Officer, and John Rogers, Chief Financial Officer and Treasurer, and each will be available for questions following opening statements. Mr. Sulerzyski, you may please begin your conference.

Chuck Sulerzyski:

Thank you, Daniel. Good morning and thanks for joining us for a review of our fourth-quarter and full-year 2016 results.

Earlier this morning we released our fourth-quarter 2016 results and our quarterly dividend, which we were pleased to increase to $0.20 per share. During the quarter we completed the planned system upgrade of our core banking system. As anticipated, the quarter was impacted by one-time system upgrade items which were in line with our previous projections. The majority of the impact was in non-interest expense. However, we did waive some account services charges in November which impacted non-interest income. We believe substantially all of the associated one-time costs have been recorded and any upgrade cost in the future periods should be minimal.

Net income for the fourth quarter of 2016 was $0.41 per diluted share compared to $0.43 per diluted share in the third quarter. The decrease was largely due to one-time system upgrade costs, coupled with a decline in non-interest income. System upgrade impacts for the quarter totaled $831,000 and $1.3 million for 2016, and were up $408,000 from the prior quarter. For the full year of 2016, net income was $1.71 per diluted share compared to $0.61 per diluted share during 2015. Net income per diluted share adjusted for non-core items was $0.44 for the fourth quarter of 2016 compared to $0.45 for the third quarter of 2016 and $0.18 for the fourth quarter of 2015. For the full year of 2016 net income per diluted share adjusted for non-core items was $1.76 in 2016 compared to $1.04 in 2015.

Loan growth during the fourth quarter of 2016 was 10% annualized. This increase contributed to the 7% growth for the full year, which was higher than we expected. Commercial loans provided $43 million of growth during the fourth quarter, while consumer loans provided $13 million.

Our indirect lending business continued to provide significant growth, generating $23 million during the fourth quarter. The growth was partially offset by declines in residential real estate loans. Our mix of loans has been relatively stable. At December 31, 2016, commercial loans comprised 56% of total portfolio, while consumer loans comprised 44%. We expect indirect lending continue to grow in 2017, just not at the same pace as 2016.

Net charge-offs declined 35% compared to the third quarter. Net charge-offs have been primarily driven by consumer loans and deposit accounts overdrafts in recent quarters. For 2016 net charge-offs totaled $1.9 million and were 9 basis points as a percent of average loans. In 2015 net charge-offs, excluding the $13.1 million charge-off on one large commercial relationship, were $2.1 million, or 11 basis points as a percent of average loans.

Loans 90-plus days past due and accruing decreased $0.4 million during the quarter. Nonaccrual loans increased $2 million compared to the third quarter. The fluctuation in these categories was related to several small loans and not one specific credit.

Criticized loans were relatively flat compared to the third quarter, while classified assets increased $4 million, mostly due to one commercial loan relationship.

Provision for loan losses declined during the quarter as net charge-off rates remained low. The allowance for loan losses as a percent of originated loans, net of deferred fees and costs, declined slightly to 1.08% compared to 1.13% at September 30, 2016. However, we did add $1.7 million to the allowance over the course of 2016, increasing our total reserves to $18.4 million at December 31, 2016.

As expected, we were not able to sustain our recent non-interest income growth, as our commercial loan swap fee income slowed during the fourth quarter. We also experienced declines in electronic banking income, insurance income, and deposit account service charges compared to the third quarter. We have historically recognized a drop in insurance and deposit account service charge income during the fourth quarter compared to the third quarter. Compared to the fourth quarter of 2015 non-interest income was flat.

Non-interest expenses were up 2% in the fourth quarter compared to the prior quarter. The increase was due mainly to the system upgrade costs recognized in the fourth quarter compared to the prior quarter. These costs were mostly recognized as a data processing and software expense in professional fee line items. FDIC insurance expense declined in the fourth quarter. The decrease was the result of the FDIC Insurance Fund's reserve ratio reaching 1.15% effective June 30. Reaching the ratio resulted in reducing FDIC insurance expense for us.

Compared to the fourth quarter of 2015, non-interest expenses were flat. Increased salary and employee benefits were largely due to incentive compensation which is directly tied to corporate earnings and performance.

Professional fees and data processing and software expense were higher because of the system upgrade costs incurred in the fourth quarter of 2016. These increases offset reductions in other non-interest expense -- FDIC insurance, net occupancy and equipment and marketing expenses.

As expected, we generated positive operating leverage for full year of 2016. The fourth quarter of 2016 was our sixth consecutive quarter of generating year-over-year positive operating leverage.

During the fourth quarter of 2016 the efficiency ratio was 66.9% compared to 64.3% in the third quarter and 67.9% in the fourth quarter of 2015. For the full year of 2016 the efficiency ratio was 65.1%, a decrease from 75.5% for 2015. The decline during 2016 was largely due to the costs associated with the NB&T acquisition completed in 2015.

The efficiency ratio adjusted for non-core items was 64.8% in the fourth quarter of 2016 compared to 63.3% in the linked quarter and 64.7% in the fourth quarter of 2015. Over the past eight quarters full-time-equivalent employees have decreased from 847 to 782. For 2016 the efficiency ratio adjusted for non-core charges was 64.3% compared to 67.5% in 2015.

On December 30, 2016 we closed the two branches that we discussed during the call last quarter. At the end of the first quarter we will close four additional branches and convert one of those into an insurance facility. For the most part these locations are relatively close to other branches and we expect minimal impact to customers. We continually evaluate our branch structure in an effort to optimize our efficiency.

I will now turn the call over to John to provide additional details around net interest income and margin and non-interest income, the balance sheet, and capital activities.

John Rogers:

Thanks, Chuck.

During the fourth quarter net interest income grew 2% and was up 7% for the full year. Compared to the fourth quarter of 2015 net interest income increased 3%. Loan growth during the year has been the main driver of our higher net interest income. Average loan balances increased $50 million, or 2%, in the fourth quarter compared to the third quarter and were up approximately $180 million, or 9%, compared to the full year of 2015.

Net interest margin remained fairly stable and was flat compared to the third quarter of 2016, while it declined only 2 basis points from the fourth quarter of 2015. For the full year of 2016 it expanded 1 basis point compared to 2015. Our ability to grow net interest income and maintain net interest margin during the year was the result of sustained shift in the mix on the balance sheet for both assets and liabilities coupled with restructuring of certain borrowings during the second quarter of 2016.

The increase in interest rates by the Federal Reserve in December is expected to provide an additional $0.02 to $0.03 increase in EPS for the full year of 2017.

Accretion income, net of net amortization expense from acquisitions, increased to $874,000 during the fourth quarter, adding 11 basis points to net interest margin compared to $801,000 and 10 basis points in the third quarter. The increase during the fourth quarter compared to the third quarter was mainly due to payoffs in the commercial loan portfolio and the related discounts associated with those loans which is recorded as additional income.

For the full year accretion income added 11 basis points to net interest margin and was $3.5 million compared to $4.8 million and 17 basis points in 2015. As expected, we continue to see liquidations in these portfolios, which causes some variability in the amount of income recorded on a quarterly basis.

Non-interest income declined to 31% of total revenue for the fourth quarter and was 33% of total revenue for 2016. We have continued to see declines in this ratio as growth in net interest income due to loan growth is out-pacing growth in non-interest income.

During the fourth quarter non-interest income declined 11%. We have had a lot of success during the year with our commercial loan swap fee income, especially in the third quarter. However, we anticipated that the fourth quarter would not keep pace with the prior quarter. During the fourth quarter insurance income and deposit account service

charges decreased. The decline in deposit account service charges was primarily driven by certain account service charges that were granted to customers during the system upgrade, as previously mentioned by Chuck. Electronic banking income was impacted by third-party annual volume incentive revenue that was received in the third quarter.

Compared to the fourth quarter of 2015 non-interest income was flat. Trust investment income increased 10% while bank-owned life insurance income almost tripled. These increases were offset by lower commercial loan swap fee income, other non-interest income, and deposit account service charges.

For the year, non-interest income grew 8% with notable increases in most categories. Electronic banking income and trust investment income increased significantly, which was due to higher consumer customer activity and sales, coupled with the recognition of a full year of the NB&T acquisition. Bank-owned life insurance income more than doubled during 2016, due to additional investments made during the second quarter. Commercial loan swap fee income was up compared to the full year 2015, given the increased likelihood of rates rising in future periods.

The investment securities portfolio continued to comprise 25% of total assets at December 31, 2016. Overall, the portfolio grew 2% from September 30, 2016. The growth was mostly from purchases out-pacing principal pay-downs and the decline in the market value of the portfolio due to rising rates. The investment securities yield increased slightly compared to the prior quarter, but was down only 4 basis points for the year compared to 2015.

Period-end core deposits, which exclude $401 million of CDs, decreased $43 million from the linked quarter. Most of the reduction was from declines in governmental deposits, which is a seasonal occurrence. We typically see governmental deposits increase in the first quarter. Compared to the prior year, core deposits increased 3%, or $56 million. Non-interest-bearing deposits remained at 29% of total deposits at December 31, 2016, which was the same as the prior-quarter end.

During the fourth quarter our short-term FHLB borrowings increased $140 million as loan growth outpaced deposit growth. We've been able to reduce our overnight borrowing position in the first quarter through the addition of $50 million for shorter-duration term FHLB borrowings.

Our capital position remained strong, although we had a slight decline from the third quarter. The decline was mostly due to decreases in the market value of investment securities. Our tangible asset ratio declined to 8.8%, a 33-basis-point decrease compared to the third quarter, but still 11 basis points higher than last year.

Our tangible book value per share was $15.89 at December 31, 2016, a decrease from the prior quarter and an 8% improvement over the prior year.

We continue to maintain regulatory capital level higher than well-capitalized status. Our capital ratios have declined from September 30, 2016, mainly due to an increase in our net risk-weighted assets, mainly from loan growth. At December 31, 2016 our common equity Tier 1 capital ratio was 12.84%. Our Tier 1 capital ratio was 13.13%. And our total risk-based capital ratio was 14.04%.

As our capital position strengthens from improved earnings, we are continually evaluating methods of effectively deploying excess capital. As our stock price has increased, our appetite to repurchase shares has diminished. As Chuck mentioned, earlier this morning we were pleased to announce another increase to our dividend rate, which is now at $0.20 per share and a 33% increase over a year ago. We will continue to monitor our dividend rate quarterly and are targeting a 40% to 50% dividend payout ratio based upon our capital position. This is an increase from our prior benchmark of 32.5% to 42.5%.

I will now turn the call back to Chuck for his final comments.

Chuck Sulerzyski:

Thanks, John.

On Monday we announced that Dan McGill, our Chief Commercial Banking Officer, will retire at the end of March. Dan has been leading the commercial banking business line since he joined us in 2009. Dan has played an important role in our success and growth and we wish him well in his retirement. We have also announced his replacement, Doug Wyatt, who joined us in April of 2016 and has been serving as Executive Vice President -

Commercial Banking. We feel that Doug's experience and leadership will facilitate the continued success in our commercial banking business line and ensure a smooth transition.

As mentioned earlier, we recently completed our system upgrade and our associates and clients have been using the new system for a couple of months. We had minimal disruption to our clients and have been getting positive feedback from them about the new system's capabilities.

While the system upgrade has been a time-consuming endeavor, we now have increased system capacity and capability for expansion. We now have the ability to provide an even better service to our current customers while we remain focused on growing our business. This project sidelined our ability to execute bank acquisitions during 2016. However, in 2017 we expect to give greater consideration to a bank acquisition than we did in 2016.

When I look at 2016 I see several accomplishments in our organization. We reported record earnings in 2016 with net income of $31.2 million. Additionally, we have been able to:

- successfully control expenses,
- generate quality loan growth,
- increase net interest margin by 1 basis point,
- grow fee income by 10% compared to 2015, and
- effectively manage our credit costs and quality with only 9 basis points of net charge-offs for the year.

With the closing of 2016 I think it's appropriate to review some five-year trends that have been purposefully pursued:

- The period-end non-interest-bearing deposits have increased to 29% of total deposits at December 31, 2016 from 18% of total deposits at December 31, 2011.
- Our loan portfolio has become more balanced. Period-end consumer loans have increased to 44% of total loans versus 38% five years ago.
- Period-end commercial real estate loans have decreased to 66% of commercial loans and 38% of total loans. Five years ago CRE's represented 75% of commercial loans and 47% of total loans. As a percent of total stockholders' equity, CRE was 191% at December 31, 2016 versus 213% five years ago.
- Period-end commercial and industrial loans increased 20% in 2016 and now represent 34% of commercial loans, up from 25% five years ago.
- Net interest margin expanded to 3.54% from 3.43% five years ago.
- The efficiency ratio has improved to 65% compared to 69% five years ago.
- Our stock price more than doubled and was $32.46 at December 31, 2016 compared to $14.81 at December 31, 2011.
- Finally, our market capitalization has increased to $591 million at December 31, 2016 from $156 million on December 31, 2011.

We believe continued emphasis on low-cost deposits and appropriate portfolio management will lead to meaningful shareholder benefits.

During 2017 we expect to achieve:
- point-to-point loan growth of 5% to 7%.
- We expect higher credit costs as we do not expect to continue with single-digit net charge-off rates.
- We believe net interest margin will decline slightly and we will be in the 3.45% to 3.50% range.
- Our fee-based revenue growth is expected to be between 4% and 6%.
- We plan to generate positive operating leverage for the full year of 2017. We expect the reported expense growth to be in the low-single digits. We are targeting an efficiency ratio of 62% to 64%.

These expectations are consistent with our prior guidance for 2017.

We are committed to building long-term shareholder value and we are pleased with the recent increase in our stock price, as well as our ability to increase the dividend. We are pleased with the improvement in our performance during 2016 and have better positioned ourselves to generate the returns expected by our shareholders.

While we are all unsure about what regulatory and market impacts and new leadership in Washington, DC may bring, we believe we can actively manage our own position and react to those changes accordingly.

This concludes our commentary and we will open the call for questions. Once again, this is Chuck Sulerzyski and joining me for the Q&A session is John Rogers, Chief Financial Officer. I will now turn the call back to the hands of our call facilitator.

Questions & Answers

Operator: Thank you. We will now begin the question-and-answer session. (Operator Instructions) Scott Siefers; Sandler O'Neill.

Scott Siefers: Appreciate the guidance for 2017. Just a couple of question, first on fees. I know there were sort of some aberrations in the fourth quarter. Just curious basically when you sort of wade through the noise, how the underlying trends felt to you, Chuck, versus what you might have anticipated. And then if you could just sort of go through in the expectations for 4% to 6% fee growth in 2016 what do you see as the main drivers.

Chuck Sulerzyski: Sure. Our fee growth obviously went down. We did have the core conversion. We waived some fees. We had extraordinary swap income in the third quarter. We didn't see as much of that in the fourth quarter. I think we may see a little bit more of it in the first quarter.

So all total, I think that you're not going to see the first, second quarter be as abnormal or down as the first quarter was. When we talk about 4% to 6% fee income growth, we for multiple years now have had double-digit growth in our investment businesses. We expect that to continue. You'll see growth in the insurance business so we expect to see more swap income. I think we have the possibility potentially for more mortgage income than we've had in the past and just kind of across the board, the electronic banking fees that we see, is how I would see it.

Scott Siefers: Okay. All right, that's perfect. Thank you. And then just so I'm clear on the guidance for both fees and expenses, are those all off the reported numbers for full-year 2016, so specifically the fee income of 4% to 6% growth off the $51.1 million in 2016 and then expenses growth off of $106.9 million?

Chuck Sulerzyski: Yes.

John Rogers: Yes.

Scott Siefers: Okay, perfect. Thank you very much.

Operator: Kevin Fitzsimmons; Hovde Group.

Kevin Fitzsimmons: Was just wondering. You've said for a couple quarters now, Chuck, about the indirect auto probably continuing to grow but at a slower pace. What kind of slowdown are you expecting in that space? It's been very strong. Are we expecting it just to ratchet down a little or to be cut in half, the pace of growth --

Chuck Sulerzyski: Oh, no, no, no. We will continue doing what it is that we are doing, which is basically getting a little bit more penetration across our footprint and getting deeper business with the dealers. But as a percentage growth, the percentage growth will begin to slow because the denominator is getting bigger.

You know, you bring up indirect and we're just very excited about the growth that we've had. In the fourth quarter our average FICO score was 735, which is the best that we've had. And for the year we averaged 725, where that's up from 695 four years ago. And it's kind of headed in the right direction.

So we're comfortable with the volume. We're comfortable with where it fits in our portfolio. And we think the dollars will continue to grow.

Kevin Fitzsimmons: Okay. So it's really not about you guys downshifting. It's more about it's just getting bigger --

Chuck Sulerzyski: Yes.

Kevin Fitzsimmons: -- and growing less as a bigger piece. Okay.

John Rogers: The percentage of growth will continue to decline a little bit.

Kevin Fitzsimmons: Got it. Just if I could ask -- appreciate the comments on acquisitions being something you may focus more on in 2017 than 2016. If you can just remind us what your appetite would be in terms of in an ideal world what kind of geography, what kind of size bank you would look at. And then maybe if you could touch on non-banks as well. I know that's an area you've continued to look at. Thanks.

Chuck Sulerzyski: Yes, we continue to look at things that will round out our insurance business on the non-bank side. I'll start there first. I think you'll see some minor deals being done in the upcoming months. Anything that gives us more geographic coverage in the things that we do we would be excited about in both insurance and investments. And things that add to our capabilities excite us also. The insurance business in particular, meaningful business.

In terms of bank acquisitions, the ideal situation would be something in market where we'd have the cost takeout and the market share gain, or, secondary to that, adjacent markets. Probably the only market expansion that I think we'd be up for considering would be going to Louisville. There's a lot of opportunities there. We think it's a good, strong market. But obviously there'd be a lot of competitors for deals there as kind of witnessed in some of the recent transactions.

John Rogers: Yes. And I'd add, Kevin, on size, our preference probably is $0.5 billion to $1 billion. But following our core conversion our preference still probably is to do something on the smaller end initially. But you can't always dictate exactly what you do. You're subject to what the market gives you from that perspective.

Kevin Fitzsimmons: Is there a certain amount of time you want to get past that systems conversion before you think about doing something? Is it six months, a year?

Chuck Sulerzyski: No, I think we're fine to go now. I'm not saying that we're going to do anything, but in terms of where we are with that system conversion, there's nothing in it that would prevent us from doing a deal if we had the right opportunity today.

Kevin Fitzsimmons: And, Chuck, just post-election with this surge we've seen in stock prices, what's your sense on does that make it more likely that there will be sellers? Does it make it less likely? We've heard for years the rationale for M&A was that it's such an awful environment that sellers were going to look to get out and throw in the towel. Is it possible that some are going to say: Well, everything's great. Rates are going up and we're getting more of a spread and we'll stay in. What's your sense?

Chuck Sulerzyski: Well, I think the fundamentals on the economy may change. But we certainly aren't seeing any great change. I mean, I think the GDP number came out today, back to the modest growth numbers that we were seeing. It's still pretty tough to grow revenue. And I think for a lot of smaller banks getting sustained long-term positive operating leverage is pretty much a challenge.

So I don't think, particularly for smaller banks that are maybe not publicly traded or don't have much float that aren't taking advantage of this uptick, I think they've got to look at trading into a more robust currency. So I don't think much will change. It's still an emotional item, trying to figure out whether to sell, whether to go along. So I think if I had to guess you'll see a slight uptick in the number of deals in 2017 versus 2016, but not a great uptick in the number of deals.

Kevin Fitzsimmons: Great. Thanks.

Operator: Michael Perito; KBW.

Michael Perito: I apologize if I missed anything. I've had a few calls that all happened to happen at the exact same time. But wanted to touch on the margin guidance. I think it was 3.45% to 3.50% was the range that you provided. Curious if you can give any color on kind of what the interest rate backdrop that you're assuming is behind that, and maybe just an updated comment to start the new year here on just reaction, how you feel you're positioned for higher rates.

John Rogers: Yes. I think in that guidance we assumed one rate increase in the middle of the year. So if there's additional increases that would be somewhat beneficial to us. I do think we are just slightly asset sensitive. We've been that way for a while now, and might look at that a little bit as we move forward. But there is some benefit, like I

mentioned, in the guidance, $0.02 to $0.03 for the one that was in December. And that's kind of where we're positioned at this point in time.

Michael Perito: Okay. And as you piece through all the guidance you kind of get to a certain number. But, Chuck, curious what your thoughts are as we look at the profitability profile of the Bank, which obviously improved dramatically in 2016, back to levels more similar with 2013, 2014 on the ROA and ROTCE. Any kind of thoughts as M&A seems to be coming back into the cycle here for you, is the hope to expand that organically and then M&A could be juice on top of that? Any kind of thoughts on longer-term targets that you think are realistic?

Chuck Sulerzyski: Well, in terms of targets that are realistic, you don't mean institutions I'm assuming, but --

Michael Perito: No, profitability targets. I'm sorry.

Chuck Sulerzyski: No. I mean, we're pretty excited about where we are. Six quarters in a row of positive operating leverage is good. You heard that we're saying low-single digit expense growth. And we've been growing our revenues organically over the last few years, you know, 7%, 8%. And if we can continue to do that we're going to continue to move up from an ROA standpoint and continue to deliver better earnings for the shareholder.

So we're enthusiastic about what it is that we can do. We continue -- 10% annualized loan growth in the fourth quarter was pretty sweet. We feel good with where we are right now at the end of January with what we're seeing in the loan portfolio. So I would say that we're optimistic.

Michael Perito: Okay. Great. Thank you. I think actually that's all the questions I had. Appreciate the time. Thank you.

Operator: (Operator Instructions) Daniel Cardenas; Raymond James.

Daniel Cardenas: Just a quick question here. Given the loan growth that we saw in the fourth quarter, and given your guidance of 5% to 7% for 2017, could your local economy support growth beyond that range that you've given us for 2017?

Chuck Sulerzyski: Well, I don't think the environment is really changing. I think that ours is about taking the business away from the guy across the street. So we've been growing that loan portfolio in that high double-digit and occasionally low single-digit area for 4 years now. And it's certainly not in the growth in what's in our footprint. It's from taking the business away from the guy across the street. And that's kind of what we're about. We don't expect that to change.

If the consumer gets more enthusiastic, we see some wage growth, consumers controlling 70%, 68% of the economy, yes, the economy could begin to pick up and we would love that. But we are prepared if that does not happen. We're not -- if we get some wind in our sails, wind at our back, that's only icing on the cake from our perspective.

Daniel Cardenas: Okay. Good. And then, geographically is there any one area that you expect to see more loan growth coming out of?

Chuck Sulerzyski: You know, we've been pretty fortunate. We've done well up in the Northeast recently in the Akron/ Cleveland area. A little market disruption with Huntington and FirstMerit -- we've added some talent. We've had some major wins in the southwestern portion of Ohio, some consistent good performance in our core West Virginia, Ohio, Southeast Ohio market. So it's been more balanced. Some years it hasn't been. Some years we've had five of our markets be relatively lackluster and one booming. That's not the case. It's been pretty consistent.

Daniel Cardenas: Okay. And then just kind of jumping to credit quality quickly, what are your watch list trends looking like right now? And maybe some quick comments on how good of a predictive indicator your 30-to-89-day past-due levels have been.

Chuck Sulerzyski: I'll just make some general comments about the credit quality. Our NPAs have ticked up for four quarters in a row. I actually thought that would be the first question you guys asked. But it's only $25 million.

When we look at that NPA slug, a third of it is one credit, which we've talked about previously, the nursing home, the little group of three nursing homes. When we first started talking about that with you, the census for that was in the kind of mid-to-high 50s. Today the census for those nursing homes are in the 80s, one of them is at 90, and continue to increase. So it's cash flowing today. We hope in the first or second quarter that we get a government guarantee on that credit, SBA or HUD, and that will help us. If that does not occur, we anticipate that credit selling in the calendar year and we do not expect to have a loss on that of any significance.

If we look at the remaining $17 million of the NPAs, it's extremely granular. Very few of them are north of $1 million. We expect to be able to get out about $7 million to $10 million of that during the year. And we think that you'll see some of that in the first quarter. We think you'll see more of it in Q3, 4, and -- Q2, 3, and 4. I almost gave you a fifth quarter.

None of that -- we're not aware of anything that's heading that way, but there always will be things that are heading that way. But right now we're not aware of anything. So even though our trend is not pretty, from an absolute standpoint it's fine.

You talked about the delinquencies. I think those numbers are reasonable. I think that in terms of total criticized loans we are optimistic that we will see those numbers move down meaningfully in the first half of the year. We have a couple of big relationships that are either going to move out of criticize because of improved performance or move out of criticized because they're going to take the business elsewhere.

So we believe that in the fourth quarter -- when we're doing this call next year at this time we believe our credit statistics will be meaningfully better.

Daniel Cardenas: Great. All right, thanks. Good quarter.

Operator: Scott Siefers; Sandler O'Neill.

Scott Siefers: Just trying to square the margin guidance. I know it's the same thing that you had said last quarter, but just given that you're up at a 3.54% currently, the core of 3.43% should be advancing, presumably. And you're getting still kind of low double-digits accretion from purchase accounting benefits. What would be sort of the trajectory of the margins that you're expecting? Why wouldn't the margin on a reported basis come in even higher than the top end of the range for the full year 2017?

Chuck Sulerzyski: Well, we would certainly welcome that. And I would say that looks more like a possibility each passing day. But I would say in general we'd like to under-promise and over-deliver. John, I don't know if you want to --?

John Rogers: Yes. I mean, Scott, we had 11 basis points of accretion helped us. It was 17, I think, the prior year. I'd expect that to be lower next year and that would continue to come down probably more into the high single-digits range. So that will drop somewhat there. And perhaps we're being a tad bit conservative, but we think it will still take time to -- we'll still be hurt a little bit on the investment securities. We only have so much that matures to kind of buy into these rates. We still have some higher-rate securities out there that will be maturing.

So maybe a little bit at the higher end of that range, maybe more practical or possible, but as we saw it as we pulled everything together and that's where we were at.

Scott Siefers: Okay. All right. That makes sense. Thanks a lot for taking the follow-up.

Operator: Michael Perito; KBW.

Michael Perito: Thanks for taking the follow-up. Chuck, just one quickly -- the dividend raised to $0.20, pretty material. Obviously this past year was pretty active. You raised the dividend on a couple of separate occasions. Just as we kind of think about the capital return it sounds like M&A is obviously more in focus than it's been. Is this dividend kind of -- I guess how should we be thinking about further dividend increases? And what is the Board's latest kind of overall view of the dividend policy and the kind of targets that they're setting?

Chuck Sulerzyski: The target that we're setting is a payout ratio in the 40% to 50% range. And that's a little higher than where we were. I think we were at 32.5% to 42.5% most recently. If you go back a few years ago we were

saying 25% to 40%. Some of that reflects the capital levels that we have. So some of that reflects some interest -- you know, some investors. I don't see us increasing our dividend payout ratio higher than it is at this point in time. And obviously increasing the dividend is going to come out of increasing earnings. And we're pretty confident that we can drive the earnings.

John, anything you want to add to that?

John Rogers: Yes. I think we did some capital planning later in the year and looked at where we were headed and looked at peer groups, et cetera, and kind of their payout ratios and what we've done in the past. So I think there were some comments on the call that our numbers were kind of turning back to 2013, 2014. And we looked back to where our payout ratios were a number of years ago. And we think that the 40% to 50% range makes sense. The payout on reported earnings is at the higher end of that range. But, if you back out the one-time items and noncore items, we're kind of in the middle of that range today.

So we think it makes sense. And we don't expect to make less. We expect to make more. So we think it's a reasonable point at this point in time to be at.

Daniel Cardenas: All right, great. Thank you.

Operator: At this time there are no further questions. Sir, do you have any closing remarks?

Chuck Sulerzyski: Yes. I want to thank everyone for participating. Please remember that our earnings release and a webcast of this call will be archived on peoplesbancorp.com under the Investor Relations section. Thanks for your time and have a good day and a nice weekend.

Operator: The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.



Nasdaq: PEBO

Investor Presentation

4ᵗʰ Quarter 2016

Safe Harbor Statement

Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the "2015 Form 10-K") filed with the Securities and Exchange Commission (the "SEC") and the earnings release for the 4ᵗʰ quarter and full year 2016 (the "Earnings Release for 2016") included in Peoples Current Report on Form 8-K furnished to the SEC on January 27, 2017, each of which is available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com). Peoples expects to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the"2016 Form 10-K") with the SEC on or about February 24, 2017. As required by U.S. generally accepted accounting principles, Peoples is required to evaluate the impact of subsequent events through the issuance date of Peoples' consolidated financial statements as of and for the fiscal year end December 31, 2016 as part of its 2016 Form 10-K. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this presentation.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2015 Form 10-K under the section, "Risk Factors" in Part I, Item 1A and in the Earnings Release for 2016. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.


- **Profile and Investment Rationale**

- **2016 Performance**

- **Strategy**

- **Performance Outlook**

- **Appendix**



Profile and Investment Rationale



Corporate Profile



- **Financial holding company headquartered in Marietta, Ohio.**
  - Provides a broad range of banking, insurance, and investment services
- **Current snapshot:**
  - Assets: $3.4 billion; Loans: $2.2 billion
  - Deposits: $2.5 billion
  - Market capitalization: $586 million
  - Assets Under Management: $2.1 billion
- **Current footprint**
  - Located along major transportation routes
  - Demographics:
    - Total population: Approx. 4.1 million
    - Median income: $46,588
  - Key industries:
    - Health care
    - Manufacturing (plastics/petrochemicals)
    - Oil/gas/coal activities (shale opportunities)
    - Education and social services
    - Tourism
  - Unemployment:
    - OH: 4.9%
    - WV: 5.9%
    - KY: 4.8%
    - US: 4.7%



Market data as of January 27, 2016
Unemployment data as of December 2016
Financial data as of December 31, 2016



Investment Rationale



- **Unique community banking model**
  - Greater revenue diversity for a community bank our size (33% fee-based)
  - Strong community reputation and active involvement
  - Local market teams capable of outmaneuvering larger banks
  - More sophistication and product breadth than smaller banks
- **Strong fee-based businesses**
  - Sizable market share in several areas
  - Prior insurance acquisitions producing steady returns
  - Potential wealth management opportunities
- **Capacity to grow our franchise**
  - Strong capital and fundamentals to support M&A strategy
  - Proven integration capabilities and scalable infrastructure, including recently upgraded, best-in-class core banking platform
  - Passionate and talented associates
- **Committed to disciplined execution**
  - Strong, integrated enterprise risk management process
  - Dedicated to delivering positive operating leverage
  - Focused on business line performance and contribution, operating efficiency, and credit quality
- **Attractive dividend opportunity**
  - Targeting 40% to 50% payout ratio



2016 Performance



2016 Highlights



- Reported record full year earnings of $31.2 million
- Achieved operating objectives while completing upgrade of core banking systems
- Grew loans by 7% with strong performance in both Indirect and Commercial & Industrial Lending
- Generated positive operating leverage for full year 2016, and for six consecutive quarters (versus prior year quarter)
- Adjusted efficiency ratio below 65% via expense controls (64.8% for the 4th quarter, 64.3% for the year)
- Maintained stable credit quality with credit costs mainly driven by loan growth
- Sustained fee income at 33% of revenues



Summary Quarterly Financials



	Metrics	QE 12/31/16	QE 9/30/16	O/(U)	QE 12/31/15	O/(U)
Balance Sheet Highlights	Investment securities	$ 859,455	$ 844,248	1.8%	$ 868,830	-1.1%
	Gross loans	2,224,936	2,169,208	2.6%	2,072,440	7.4%
	Allowance for loan losses	(18,429)	(18,219)	1.2%	(16,779)	9.8%
	Net loans	2,206,507	2,150,989	2.6%	2,055,661	7.3%
	Total assets	3,432,348	3,363,585	2.0%	3,258,970	5.3%
	Non-interest-bearing deposits	734,421	745,468	-1.5%	717,939	2.3%
	Interest-bearing deposits	1,775,301	1,829,989	-3.0%	1,818,005	-2.3%
	Total deposits	2,509,722	2,575,457	-2.6%	2,535,944	-1.0%
	Stockholders' equity	435,261	440,637	-1.2%	419,789	3.7%
Income Statement	Net interest income	$ 26,667	$ 26,123	2.1%	$ 25,864	3.1%
	Provision	711	1,146	-38.0%	7,238	-90.2%
	Other gains/(losses)	(41)	(225)	-81.8%	(442)	-90.7%
	Non-interest income	12,111	13,538	-10.5%	12,101	0.1%
	Non-interest expense	27,282	26,842	1.6%	27,277	0.0%
	Income tax expense	3,336	3,656	-8.8%	425	684.9%
	Net income	$ 7,408	$ 7,792	-4.9%	$ 2,583	186.8%
Key Ratio Metrics	Return on assets	0.87%	0.93%	-0.06%	0.32%	0.55%
	Efficiency ratio (1)	66.87%	64.33%	2.54%	67.94%	-1.07%
	Pre-provision net revenue / avg assets (1)	1.35%	1.53%	-0.18%	1.31%	0.04%

(1) Non-GAAP financial measure. See Appendix for additional information.



Summary Annual Financials



	Metrics	YE 12/31/16	YE 12/31/15	O/(U)
Balance Sheet Highlights	Investment securities	$ 859,454	$ 868,830	-1.1%
	Gross loans	2,224,936	2,072,440	7.4%
	Allowance for loan losses	(18,429)	(16,779)	9.8%
	Net loans	2,206,507	2,055,661	7.3%
	Total assets	3,432,348	3,258,970	5.3%
	Non-interest-bearing deposits	734,421	717,939	2.3%
	Interest-bearing deposits	1,775,301	1,818,005	-2.3%
	Total deposits	2,509,722	2,535,944	-1.0%
	Stockholders' equity	435,261	419,789	3.7%
Income Statement	Net interest income	$ 104,865	$ 97,612	7.4%
	Provision	3,539	14,097	-74.9%
	Other gains/(losses)	(203)	(1,059)	-80.8%
	Non-interest income	51,070	47,441	7.6%
	Non-interest expense	106,911	115,081	-7.1%
	Income tax expense	14,125	3,875	264.5%
	Net income	$ 31,157	$ 10,941	184.8%
Key Ratio Metrics	Return on assets	0.94%	0.35%	0.59%
	Efficiency ratio (1)	65.13%	75.50%	-10.37%
	Pre-provision net revenue / avg assets (1)	1.48%	0.96%	0.52%

(1) Non-GAAP financial measure. See Appendix for additional information.



Operating Expenses



Six consecutive quarters of well-controlled expenses





* Non-GAAP financial measure. See Appendix.

Core Efficiency



Efficiency has improved as a result of expense control and revenue growth



* The Adjusted Efficiency Ratio is a non-GAAP financial measure (see Appendix). It excludes acquisition costs, system upgrade costs, pension settlement charges, severance charges and certain other non-core expenses.



Pre-Provision Net Revenue Growth



2016 PPNR is up 64% over 2015, and PPNR/Average Assets at 5-Year High



* Non-GAAP financial measure. See Appendix.



Loan Growth



Total loans were up 7% over December 2015, with originated loans up 21%





Asset Quality



Criticized and Classified loan levels remain reasonably stable



* In accordance with SEC reporting methodologies. Criticized loans includes loans categorized as watch, substandard or doubtful. Classified loans includes loans categorized as substandard or doubtful.



CRE Concentration Analysis



- **CRE exposure is well below supervisory criteria established to identify institutions with heightened CRE concentration risk**

  - Exposure levels also compare favorably to peer institution concentration levels

  - Concentration levels have improved relative to peers on a linked quarter basis



- Source: SNL Financial, Commercial Bank Call Report Data as of 9/30/16
- Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land, and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD)



Loan and Deposit Composition



Loan Portfolio (Excluding Deposit ODs)



- Construction 4.3%
- Consumer 14.5%
- HELOCs 5.0%
- CRE 33.1%
- Residential Real Estate 24.1%
- C & I 19.0%

Deposit Portfolio



- Non-Interest Bearing Demand 29.3%
- Retail CDs 15.3%
- MMDA 16.2%
- Public Funds 10.0%
- Savings 17.4%
- Brokered CDs 0.6%
- Interest-Bearing Demand 11.1%

Data as of December 31, 2016



Insurance & Investment Income Composition



Insurance Revenue *



- Other 2.0%
- P&C Personal Lines 15.3%
- Life & Health 12.5%
- Performance based ** 12.6%
- P&C Commercial Lines 57.6%

** Approximately 90% attributable to P&C Commercial Lines

Investment Revenue *



- Employee Benefits 14.1%
- Brokerage 29.9%
- Fiduciary 56.0%

* Trailing Twelve Months from 12/31/16



Business Highlights



- **Commercial Banking**
  - Average loans and deposits each up 5% from December 2015
  - Strong loan pipeline with $67 million in scheduled 1Q-2017 fundings
  - Non-interest income up 17% over 2015, driven by swap fees
  - $20 million lending "house limit" although legal limit is over $40 million
- **Retail Banking**
  - Indirect loans grew by $85 million or 51% since 12/31/15
  - Non-interest bearing DDA at 26% of total deposits
  - Net DDA account growth of 2%
- **Insurance**
  - Commercial Property & Casualty lines comprising 58% of revenue
  - Expanding Life & Health segment comprising 13% of revenue
- **Trust and Investments**
  - $2.1 billion in assets under management, up 7% from December 2015
  - Non-interest income is up 11% over 2015
  - Retirement planning, 401(k) administration, brokerage and trust services



Strategy



Strategic Road Map



"Best Community Bank in America"

- Commitment to Superior Shareholder Returns
- Great Place to Work
- Great Place to Bank
- Meaningful Impact on Our Communities

Responsible Risk Management	Extraordinary Client Experience	Profitable Revenue Growth	Superior Workforce
• Our Way of Life	• Broad Delivery Channels	• M & A	• Right People / Right Job
• Asset Quality	• Delight the Customer	• Sales & Service Process	• Appetite for Winning
• Compliance / Regulatory		• Define the Ideal Client Profile for New Relationships	• Culture of Learning
• Operational Risk	• Knowledgeable, Caring Associates Consistently Delivering Competent Advice / Solutions	• Best Client Retention	• Coaching / Development
• Information Security		• Relationship Reviews; Value Added	• No Whiners / No Excuses
• Change Management	• Consistent Experience at Every Touch Point	• Deepen Relationships / Cross Sell	• Accountability / Performance Metrics
• Execution Risk		• Understand Customer Needs	
• Reputational Risk	• DWYSYWD	• Seek Client Referrals	• Reward / Recognition

How we do it:

1. **Create a Winning Culture:** Embrace change / active learners / help each other win / communicate effectively
2. **Human Capital Development:** Define the behaviors and goals / provide the training / measure / coach / reward
3. **Pricing Discipline:** Focus on the risk-adjusted margin / fair prices, fair returns
4. **Operating Efficiencies:** Quest for continuous improvement / revenue growth faster than expense growth
5. **Merger Integration:** Manage the risk / retain and grow the revenue / lower the cost / delight the community

Strategic Priorities



Positive Operating Leverage
- Focused on sustainable revenue growth
- Disciplined expense management
- Expand revenue vs. expense growth gap beyond 2%
- Drive core efficiency ratio toward 60%

Superior Asset Quality
- Balance growth with prudent credit practices
- Improve diversity within the loan portfolio
- Preserve key metrics superior to most of our peers

High Quality Balance Sheet
- Adjust earning asset mix by shifting investments to loans
- Achieve meaningful loan growth each year
- Maintain emphasis on core deposit growth
- Prudent use of capital (dividends, share repurchases & acquisitions)

Strategic Targets



	Metrics	QE 12/31/16	QE 9/30/16	5-Year Strategic Target Range *
Improve Asset Quality	NPAs to total loans + OREO	1.16%	1.11%	0.70% to 1.00%
	Net charge-offs to average loans (1)	0.09%	0.14%	0.30% to 0.50%
Adjust Balance Sheet Mix	Loans to total assets	64.82%	64.49%	65.0% to 72.5%
	Loans to deposits	88.65%	84.23%	87.5% to 92.5%
	Non-interest DDA to deposits	29.26%	28.95%	27.0% to 30.0%
	Borrowings to total funding	15.23%	10.75%	10.0% to 15.0%
High Quality, Diversified Revenue Stream	Total revenue growth (1)	-8.83%	10.11%	4% to 7%
	Non-interest income to total revenue	31.23%	34.13%	35% to 40%
Strong Capital Position	Equity to assets	12.68%	13.10%	12% to 14%
	Tangible equity to tangible assets (2)	8.80%	9.13%	8% to 9%
Operating Leverage	Net interest margin (FTE)	3.54%	3.54%	3.40% to 3.65%
	Efficiency (2)	66.87%	64.33%	Below 60%
Execute on Strategies	Return on equity (1)	6.72%	7.07%	10% to 11%
	Return on assets (1)	0.87%	0.93%	1.15% to 1.20%
	Pre-provision net revenue to assets (1)(2)	1.35%	1.53%	Over 1.80%
	Dividend payout (3)	41.70%	37.37%	40% to 50%

(1) Annualized
(2) Non-GAAP financial measure. See Appendix
(3) Dividend data reflects amounts declared with respect to earnings for the period indicated.

* Current 5 Year Strategy Planning Period = 2017-2021



Strategic Capabilities



	National Banks					PEOPLES BANCORP	***Community Banks***				
Online Channel	Chase	Wells Fargo	Bank of America	PNC	Huntington		City National	Community Trust	Wes Banco	Park National	United Bank
Bill Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Online Account Opening	Yes	Yes	Yes	Yes	Yes	Yes ⭐	Yes	No	No	No	No
Online Loan Applications	Yes	Yes	Yes	Yes	Yes	Yes ⭐	No	No	No	No	Yes
Online Financial Management	No	Yes	Yes	Yes	No	Yes ⭐	No	No	No	No	No
ACH, Wires Stop Payments	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Positive Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	No	Yes	Yes
Tax Services	Yes	Yes	Yes	Yes	Yes	Yes ⭐	No	No	No	No	No
Mobile Channel											
Text Alerts	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Bill Pay-Specific to Mobile	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
iPhone/iPad/Android Apps	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Amazon Kindle App	Yes	Yes	No	Yes	No	Yes ⭐	No	No	Yes	No	Yes
Text Banking	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Mobile Deposit Capabilities	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	Yes
Apple Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes
Samsung Pay	Yes	Yes	Yes	Yes	No	Yes ⭐	No	No	No	No	Yes
Business Support Center	Yes	Yes	Yes	Yes	Yes	Yes ⭐	No	No	No	Yes	No
Social Media Channel											
Facebook	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	No
Twitter	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	No
YouTube	Yes	Yes	Yes	Yes	Yes	Yes ⭐	No	No	No	Yes	Yes
LinkedIn	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Other Channels											
Prepaid Debit Card	Yes	Yes	No	Yes	No	Yes ⭐	No	Yes	No	No	No
Prepaid Gift Card	No	No	No	Yes	No	Yes ⭐	No	Yes	Yes	No	No
Employer-Loaded PayCards	Yes	Yes	Yes	Yes	No	Yes ⭐	No	No	No	No	No

⭐ Indicates Peoples has advantage over Community Bank group



Information accurate as of January 24, 2017

PEBO Market Insight



- Strongest deposit market share positions in more rural markets where we can affect pricing
- Presence near larger cities puts us in position to capture lending opportunities in more urban markets (e.g. Cleveland, Akron, Canton, Cincinnati and Columbus)



Note: Green areas represent more urban population centers

PEBO

MSA Name	Total Deposits in Market ($000)*	Share of Total Institution	MSA Rank	MSA Share (%)
Marietta, OH	$ 555,561	21.9%	1	42.8
Cincinnati, OH-KY-IN	354,039	13.9%	16	0.3
Wilmington, OH	231,729	9.1%	1	38.4
Cambridge, OH	198,601	7.8%	1	34.8
Huntington-Ashland, WV-KY-OH	128,189	5.0%	17	2.3
Coshocton, OH	111,772	4.4%	2	25.0
Point Pleasant, WV-OH	105,614	4.2%	3	11.3
Cleveland-Elyria, OH	105,471	4.1%	23	0.2
Akron, OH	94,511	3.7%	16	0.7
Parkersburg-Vienna, WV	80,711	3.2%	3	6.0
Athens, OH	80,711	3.2%	3	12.0
Columbus, OH	77,656	3.1%	31	0.1
Jackson, OH	65,393	2.6%	3	15.1
Zanesville, OH	20,586	0.8%	8	1.5
Mount Vernon, OH	10,845	0.4%	9	1.3
Dayton, OH	8,619	0.3%	24	0.1
Total MSA	$ 2,230,008	87.7%		
Non-MSA	312,234	12.3%		
Total PEBO	$ 2,542,242	100.0%		

Source: SNL Financial @ 6/30/16



Performance Outlook



Performance Outlook



	2017 Targets
Continue driving organic loan growth	5% to 7% growth in ending balances
Sustain net interest margin	3.45% to 3.50%
Grow fee-based revenues	4% to 6% growth
Control expense growth	Low single digit growth
Maintain or improve efficiency ratio	62% to 64%
Return to top-quartile asset quality (expected net charge-off levels)	Higher than 2016



Other Outlook Considerations



- **Continue executing on acquisition strategy**

  - Pursuing insurance and investment acquisition opportunities to build fee-based revenue

  - Given our improved stock price and the completion of our system upgrade, we believe there is potential for a bank acquisition in 2017

  - Leverage capacity and capabilities provided under the upgraded core banking system

- **Maintain strong dividend payout ratio**

  - Continue paying out 40% – 50% of earnings



Appendix



Quarterly Financial Summary



	Metrics	4Q 2015	1Q 2016	2Q 2016	3Q 2016	4Q 2016
Financial Performance	Diluted EPS	$0.14	$0.44	$0.44	$0.43	$0.41
	Return on common equity (2)	2.42%	7.59%	7.45%	7.07%	6.72%
	Return on assets (2)	0.32%	0.98%	0.97%	0.93%	0.87%
	Pre-provision net revenue to assets (1) (2)	1.31%	1.54%	1.48%	1.53%	1.35%
	Net interest margin (FTE) (2)	3.56%	3.53%	3.57%	3.54%	3.54%
	Efficiency ratio (1)	67.94%	64.26%	65.08%	64.33%	66.87%
	Adjusted efficiency ratio (1) (3)	64.69%	64.26%	64.85%	63.28%	64.83%
Capital	Tier 1 capital	13.67%	13.41%	13.33%	13.34%	13.21%
	Total capital	14.54%	14.29%	14.23%	14.24%	14.11%
	Tang. equity to tang. assets (1)	8.69%	8.88%	9.10%	9.13%	8.80%
	TBV per share (1)	$14.68	$15.39	$15.93	$16.14	$15.89
Asset Quality	NPAs to loans + OREO	0.98%	1.00%	1.04%	1.11%	1.16%
	NPAs to TE + ALLL	7.05%	7.08%	7.19%	7.78%	8.37%
	ALLL to originated loans	1.19%	1.17%	1.16%	1.13%	1.08%
	Net c/o's to avg loans (2)	2.63%	0.09%	0.03%	0.14%	0.09%
	Loan loss prov to avg loans (2)	1.41%	0.18%	0.14%	0.21%	0.13%

(1) Non- GAAP financial measure. See Appendix
(2) Annualized
(3) Excluding acquisition and other non-core expenses



Annual Financial Summary



	Metrics	YE 2015	YE 2016
Financial Performance	Diluted EPS	$0.61	$1.71
	Return on common equity (2)	2.69%	7.20%
	Return on assets (2)	0.35%	0.94%
	Pre-provision net revenue to assets (1) (2)	0.96%	1.48%
	Net interest margin (FTE) (2)	3.53%	3.54%
	Efficiency ratio (1)	75.50%	65.13%
	Adjusted efficiency ratio (1) (3)	67.49%	64.30%
Capital	Tier 1 capital	13.67%	13.21%
	Total capital	14.54%	14.11%
	Tang. equity to tang. assets (1)	8.69%	8.80%
	TBV per share (1)	$14.68	$15.89
Asset Quality	NPAs to loans + OREO	0.98%	1.16%
	NPAs to TE + ALLL	7.05%	8.37%
	ALLL to originated loans	1.19%	1.08%
	Net c/o's to avg loans (2)	0.78%	0.09%
	Loan loss prov to avg loans (2)	0.72%	0.17%

(1) Non-GAAP financial measure. See Appendix
(2) Annualized
(3) Excluding acquisition and other non-core expenses



Key Drivers of Shareholder Value





Growth largely attributable to NB&T acquisition

Peers include: SRCE, CHCO, CCNE, CBU, CTBI, FFKT, FMNB, FISI, FDEF, FFBC, THFF, FRME, GABC, HBNC, LKFN, MSFG, PRK, RBCAA, STBA, SYBT, TMP, TSC, UCFC

$1-5B group represents all publically-traded
 Midwest banks with total assets between $1 and $5 billion
Source: SNL Financial as of September 30, 2016



Non-GAAP Measures



Pre-provision net revenue (PPNR) represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital. PPNR is defined as net interest income plus non-interest income minus non-interest expense. This measure is non-GAAP since it excludes provision for (recovery of) loan losses and all gains and/or losses included in earnings.

(S in Thousands)	FY 2012	FY 2013	FY 2014	FY 2015	FY 2016
Income (loss) before income taxes	$ 29,910	$ 29,084	$ 24,178	$ 14,816	$ 45,282
Add: Provision for loan losses	–	–	339	14,097	3,539
Add: Loss on debt extinguishment	4,144	–	–	520	707
Add: Loss on loans held-for-sale and OREO	–	–	95	529	34
Add: Loss on securities	–	–	30	–	1
Add: Loss on other assets	248	241	430	739	427
Less: Recovery of loan losses	4,716	4,410	–	–	–
Less: Gain on debt extinguishment	–	–	67	–	–
Less: Gain on loans held-for-sale and OREO	66	86	27	–	–
Less: Gains on securities	3,548	489	428	729	931
Less: Gains on other assets	–	–	–	–	35
Pre-provision net revenue	$ **25,972**	$ **24,340**	$ **24,550**	$ **29,972**	$ **49,024**
Average assets (in millions)	$ 1,841	$ 1,932	$ 2,241	$ 3,112	$ 3,320
Pre-provision net revenue to average assets (a)	1.41%	1.26%	1.10%	0.96%	1.48%

(a) Presented on an annualized basis



Non-GAAP Measures



Pre-provision net revenue (PPNR) represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital. PPNR is defined as net interest income plus non-interest income minus non-interest expense. This measure is non-GAAP since it excludes provision for (recovery of) loan losses and all gains and/or losses included in earnings.

(S in Thousands)	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016
Income (loss) before income taxes	$ 3,008	$ 11,649	$ 11,441	$ 11,448	$ 10,744
Add: Provision for loan losses	7,238	955	727	1,146	711
Add: Loss on debt extinguishment	–	–	707	–	–
Add: Loss on loans held-for-sale and OREO	397	1	–	–	33
Add: Loss on securities	–	–	–	1	–
Add: Loss on other assets	100	30	97	224	76
Less: Gains on securities	56	96	767	–	68
Less: Gains on other assets	–	–	35	–	–
Pre-provision net revenue	$ **10,687**	$ **12,539**	$ **12,170**	$ **12,819**	$ **11,496**
Average assets (in millions)	$ 3,241	$ 3,273	$ 3,307	$ 3,325	$ 3,387
Pre-provision net revenue to average assets (a)	1.31%	1.54%	1.48%	1.53%	1.35%

(a) Presented on an annualized basis



Non-GAAP Measures



EFFICIENCY RATIO

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income. This measure is non-GAAP since it excludes intangible amortization and all gains and/or losses included in earnings, and uses the fully tax-equivalent net interest income.

(S in Thousands)	Q4 2015	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016
Total non-interest expense	$ 27,277	$ 115,081	$ 26,282	$ 26,505	$ 26,842	$ 27,282	$ 106,911
Less: intangible amortization	1,133	4,077	1,008	1,007	1,008	1,007	4,030
Efficiency ratio numerator	$ 26,144	$ 111,004	$ 25,274	$ 25,498	$ 25,834	$ 26,275	$ 102,881
Net interest income, fully tax-equivalent	$ 26,379	$ 99,588	$ 26,275	$ 26,810	$ 26,620	$ 27,184	$ 106,892
Non-interest income	12,101	47,441	13,054	12,367	13,538	12,111	51,070
Efficiency ratio denominator	$ 38,480	$ 147,029	$ 39,329	$ 39,177	$ 40,158	$ 39,295	$ 157,962
Efficiency ratio	67.94%	75.50%	64.26%	65.08%	64.33%	66.87%	65.13%



Non-GAAP Measures



CORE NON-INTEREST INCOME

Core non-interest income is non-GAAP since it excludes the impact of system upgrade revenue waived.

(S in Thousands)	FY 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015
Total non-interest income	$ 40,053	$ 11,508	$ 11,926	$ 11,906	$ 12,101	$ 47,441
Plus: System upgrade revenue waived	-	-	-	-	-	-
Total non-core, non-interest income	$ -	$ -	$ -	$ -	$ -	$ -
Core non-interest income	$ 40,053	$ 11,508	$ 11,926	$ 11,906	$ 12,101	$ 47,441

(S in Thousands)	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016
Total non-interest income	$ 13,054	$ 12,367	$ 13,538	$ 12,111	$ 51,070
Plus: System upgrade revenue waived	-	-	-	85	85
Total non-core, non-interest income	$ -	$ -	$ -	$ 85	$ 85
Core non-interest income	$ 13,054	$ 12,367	$ 13,538	$ 12,196	$ 51,155



Non-GAAP Measures



CORE NON-INTEREST EXPENSE

Core non-interest expenses are non-GAAP since they exclude the impact of acquisition related costs, system upgrade costs, pension settlement charges, severance charges, search firm fees and legal settlement charges.

($ in Thousands)	FY 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015
Total non-interest expense	$ 85,009	$ 32,914	$ 28,778	$ 26,112	$ 27,277	$ 115,081
Less: acquisition related costs	4,754	9,044	732	108	838	10,723
Less: pension settlement charges	1,400	269	103	82	5	460
Less: other non-core charges	298	-	185	-	407	592
Total non-core expenses	$ 6,452	$ 9,313	$ 1,020	$ 190	$ 1,250	$ 11,775
Core non-interest expenses	**$ 78,557**	**$ 23,601**	**$ 27,758**	**$ 25,922**	**$ 26,027**	**$ 103,306**

($ in Thousands)	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016
Total non-interest expense	$ 26,282	$ 26,505	$ 26,842	$ 27,282	$ 106,911
Less: system upgrade costs	-	90	423	746	1,259
Less: acquisition related costs	-	-	-	-	-
Less: pension settlement charges	-	-	-	-	-
Less: other non-core charges	-	-	-	-	-
Total non-core expenses	$ -	$ 90	$ 423	$ 746	$ 1,259
Core non-interest expenses	**$ 26,282**	**$ 26,415**	**$ 26,419**	**$ 26,536**	**$ 105,652**



Non-GAAP Measures



ADJUSTED EFFICIENCY RATIO

The adjusted efficiency ratio is a key financial measure used to monitor performance. The adjusted efficiency ratio is calculated as core non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus core non-interest income. This measure is non-GAAP since it uses core non-interest expenses (which excludes the impact of acquisition related costs, system upgrade costs, pension settlement charges, severance charges, search firm fees, and legal settlement charges), excludes intangible amortization and all gains and/or losses included in earnings, uses the fully tax-equivalent net interest income, and uses core non-interest income (which excludes system upgrade revenue waived.)

($ in Thousands)	FY 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015
Total core non-interest expenses	$ 78,557	$ 23,601	$ 27,758	$ 25,922	$ 26,027	$ 103,306
Less: intangible amortization	1,428	673	1,144	1,127	1,133	4,077
Adjusted efficiency ratio numerator	**$ 77,129**	**$ 22,928**	**$ 26,614**	**$ 24,795**	**$ 24,894**	**$ 99,229**
Net interest income, fully tax-equivalent	$ 70,841	$ 21,828	$ 25,320	$ 26,061	$ 26,379	$ 99,588
Core non-interest income	40,053	11,508	11,926	11,906	12,101	47,441
Adjusted efficiency ratio denominator	**$ 110,894**	**$ 33,336**	**$ 37,246**	**$ 37,967**	**$ 38,480**	**$ 147,029**
Adjusted efficiency ratio	69.55%	68.78%	71.45%	65.31%	64.69%	67.49%

($ in Thousands)	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016
Total core non-interest expenses	$ 26,282	$ 26,415	$ 26,419	$ 26,536	$ 105,652
Less: intangible amortization	1,008	1,007	1,008	1,007	4,030
Adjusted efficiency ratio numerator	**$ 25,274**	**$ 25,408**	**$ 25,411**	**$ 25,529**	**$ 101,622**
Net interest income, fully tax-equivalent	$ 26,275	$ 26,810	$ 26,620	$ 27,184	$ 106,892
Core non-interest income	13,054	12,367	13,538	12,196	51,155
Adjusted efficiency ratio denominator	**$ 39,329**	**$ 39,177**	**$ 40,158**	**$ 39,380**	**$ 158,047**
Adjusted efficiency ratio	64.26%	64.85%	63.28%	64.83%	64.30%



Non-GAAP Measures



TANGIBLE EQUITY RATIOS

Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since the calculations exclude the impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets, and the related amortization from earning. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

(S in Thousdands)	Dec 31, 2015		Mar 31, 2016		Jun 30, 2016		Sep 30, 2016		Dec 31, 2016	
Tangible Equity:										
Total stockholders' equity, as reported	S	419,789	S	428,486	S	437,753	S	440,637	S	435,261
Less: goodwill and other intangible assets		149,617		148,997		147,971		147,005		146,018
Tangible equity	S	270,172	S	279,489	S	289,782	S	293,632	S	289,243
Tangible Assets:										
Total assets, as reported		S 3,258,970		S 3,294,929		S 3,333,455		S 3,363,585		S 3,432,348
Less: goodwill and other intangible assets		149,617		148,997		147,971		147,005		146,018
Tangible assets		S 3,109,353		S 3,145,932		S 3,185,484		S 3,216,580		S 3,286,330
Tangible Equity to Tangible Assets:										
Tangible equity	S	270,172	S	279,489	S	289,782	S	293,632	S	289,243
Tangible assets		S 3,109,353		S 3,145,932		S 3,185,484		S 3,216,580		S 3,286,330
Tangible equity to tangible assets		8.69%		8.88%		9.10%		9.13%		8.80%
Tangible Book Value per Share										
Tangible equity	S	270,172	S	279,489	S	289,782	S	293,632	S	289,243
Common shares outstanding		18,404,864		18,157,932		18,185,708		18,195,986		18,200,067
Tangible book value per share	S	14.68	S	15.39	S	15.93	S	16.14	S	15.89





Nasdaq: PEBO

Investor Presentation

4th Quarter 2016